

January 30, 2017

Via E-mail
Jesse Stein
President and Chief Executive Officer
Commencement Capital, LLC
c/o NY Residential REIT, LLC
555 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: NY Residential REIT, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted January 3, 2017**
> **CIK No. 0001692725**

Dear Mr. Stein:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your disclosure on the cover page and under "Risk Factors" that you are a blind pool as you have not identified any properties to acquire with the net proceeds of this offering. Accordingly, please provide the disclosure required by Industry Guide 5, as applicable. See Securities Act Release 33-6900 (June 17, 1991). In particular, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

2.  We note that you have included disclosure indicating that you may invest in real estate-related debt. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

<u>Offering Summary, page 7</u>

<u>Our Strengths, page 8</u>

3.      We note your disclosure on pages 8 and 62 that your manager has a long history in the acquisition and management of New York City residential properties. We further note your disclosure on page 15 that your manager is a newly formed entity. Please reconcile this discrepancy.

<u>Estimated Use of Proceeds, page 46</u>

4.      We note that you will reimburse your manager for expenses incurred in connection with your organization and offering. Please revise to disclose the amount of reimbursable costs incurred to date.

<u>Management, page 47</u>

5.      We note your disclosure on page 2 that your sponsor has a "highly experienced management team of real estate professionals," however, the management disclosure on page 49 identifies only one executive officer. We also note your disclosure on page 8 that your advisory board has a "long history in the acquisition and management of New York City residential properties." Please provide us with support for the use of these terms to describe the experience of your management team and advisory board, or remove them if you are unable to substantiate their use. In this vein, once appointed, please provide the appropriate biographical disclosure required by Item 401(c) of Regulation S-K for all advisory board members or explain why you are not required to do so. Please note that the term "executive officer" includes any person who performs policy making functions for the issuer. See Instruction 2 to Item 10(a) of Form 1-A.

6.      Please revise to consistently identify the executive officers of your Manager. In this regard, on page 19 you state that your Manager has no employees. On page 20 you reference executive officers and key personnel of your Manager and on page 49 you identify one officer.

7.      We note your disclosure on page 54 that you expect that members of your advisory board will provide services to your company in addition to their roles as advisors to the company and that you intend to compensate your advisory board for these services based on prevailing market rates or, if applicable, subject to a competitive bid process. Please revise your disclosure to describe the specific responsibilities of the advisory board, as well as the extent of the members' obligations to you. Please also expand your disclosure on page 54 to provide examples of the services that you expect the members will provide in addition to their role as advisors and quantify or estimate, to the extent possible, the compensation that you will pay for these additional services.

Term and Removal of the Manager, page 50

8.      We note your disclosure that your manager will serve as your manager for an indefinite term and that your shareholders may only remove your manager at any time with 30 days prior written notice for "cause." Please revise to disclose any costs that may be associated with removing your manager.

Management Compensation, page 52

9.      Please revise to estimate front-end fees, such as acquisition fees, to be paid during the first fiscal year of operations. In addition, please quantify the value of the advisory board equity grants per year based on the offering price and number of advisory board members you have.

Conflicts of Interest, page 54

10.     Your statement on page 54 that your Manager will allocate investment opportunities, "consistent with its fiduciary duties" appears inconsistent with your risk factor on page 23 titled "Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager" and your disclosure on page 77 indicating that your Manager maintains a contractual, as opposed to a fiduciary, relationship with you and your shareholders. Please revise to reconcile these disclosures.

Plan of Operation, page 62

Results of Operations, page 65

11.     We note your disclosure that you will not commence any significant operations until you "have raised $2,000,000 (including persons who are affiliated with us or our sponsor)." Please revise here and in your Offering Summary section to clarify whether purchases of your shares made by your manager, sponsor or affiliates will count towards meeting the minimum offering amount.

U.S. Federal Income Tax Considerations, page 82

12.     We note your disclosure that you intend to qualify as a REIT and your reference to the tax opinion provided by Duval & Stachenfeld LLP on page 83. Please provide as an exhibit a tax opinion that discusses the material aspects of the offering. See Item 12 of Industry Guide 5.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities